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April 19, 2022

VIA EDGAR Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Mobileye Holdings Inc.

Draft Registration Statement on Form S-1

Submitted March 2, 2022

CIK 0001910139

Ladies and Gentlemen:

On behalf of Mobileye Holdings Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 29, 2022 on the Company’s Draft Registration Statement on Form S-1 confidentially submitted on March 2, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Revised Registration Statement.

U.S. Securities and Exchange Commission

April 19, 2022

Cover Page

1.	Please identify Intel Corp. as the affiliate that will hold the Dividend Note that you will be repaying with some of the proceeds from this offering.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page to identify Intel as the affiliate that will hold the Dividend Note that the Company will be repaying with some of the proceeds from this offering.

Prospectus Summary, page 1

2.	Given that you are a holding company, please include an organizational chart depicting the ownership structure of the company after the reorganization.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 to include an organizational chart depicting the ownership structure of the company after the Reorganization.

Relationship with Intel, page 8

3.	Please identify the directors who will serve as both directors of the company and in senior management roles at Intel.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 to identify the directors who will serve as both directors of the company and in senior management roles at Intel.

The Offering, page 12

4.	We note the number of common shares to be outstanding immediately after this offering excludes shares of Class A common stock issuable upon vesting of restricted stock awards to be issued under your equity incentive plan in connection with the completion of the offering. Please clarify why these shares are excluded. For example, disclose if they relate to grants already made that have not yet satisfied the time based vesting criteria or the new Mobileye plan to be established in connection with the IPO. If you will issue restricted stock awards in connection with the IPO, please revise to disclose the number of shares to be granted, an estimate of the expected expense and provide disclosure of such grants in your subsequent events footnote, if applicable, pursuant to ASC 855-10-50-2.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15 to clarify that none of the restricted stock units to be issued in connection with the completion of the offering will be vested at the time of completion of the offering. The Company advises the Staff that it has not yet determined the total cost of such grants. The Company will revise its disclosure in a future amendment to disclose such information and to provide disclosure of such grants in its subsequent events footnote.

U.S. Securities and Exchange Commission

April 19, 2022

Summary Historical Combined Financial and Other Data, page 15

5.	We note your presentation of pro forma balance sheet information to reflect the Dividend distribution and the issuance of the Dividend Note. Please tell us how you considered the need to present pro forma information for other actions to be taken in your reorganization. For example, the Dividend Note appears to be interest bearing and you disclose that you will legally purchase the equity interests of Moovit from Intel and enter into an asset purchase agreement with Intel.

Response:	The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 17 and 57 to 62 to include unaudited pro forma condensed combined financial information to give effect to the Reorganization, the offering and the use of proceeds to repay certain indebtedness under the Dividend Note.

6.	Please clarify why you have included disclosure of earnings per share. In this regard, we note you have not presented net loss per share in your audited financial statements because you did not operate as a separate legal entity with your own capital structure during the periods presented therein. If you intend to present a pro forma measure of earnings per share, please revise to label this as pro forma and provide footnotes explaining the purpose of the pro forma presentation. If there is more than one item included, please reconcile the numerator and denominator of your earnings per share measure. Refer to Article 11-02(a)(1) of Regulation S-X.

Response:	The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 60 to include pro forma earnings per share.

Risk Factors
We depend on STMicroelectronics to manufacture..., page 18

7.	Please expand this risk factor to discuss the uncertainties and challenges relating to your reliance on Intel for the fabrication of silicon-photonics used in your FMCW LiDAR. Discuss the material terms of any agreements with Intel regarding the fabrication, including the termination provisions. File the manufacturing agreements with STMicroelectronics, Quanta Computer Incorporated, and Intel as exhibits. See Item 601(b)(10) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 21. The Company advises the Staff that it believes it can significantly reduce the cost of its overall sensor suite by replacing multiple expensive LiDARs around the vehicle with a single front-facing LiDAR. To that end, Intel and the Company are in the early stages of developing FMCW LiDAR. However, if the Company does not complete the development of FMCW LiDAR, it plans to source alternative third-party LiDAR. Therefore, the Company does not believe its reliance on Intel for the fabrication of silicon-photonics used in its FMCW LiDAR poses a material risk.

U.S. Securities and Exchange Commission

April 19, 2022

The Company further advises the Staff that it does not believe its manufacturing agreement with Quanta Computer Incorporated is a material agreement under Item 601(b)(10) of Regulation S-K because the agreement was entered into in the ordinary course of business, the Company’s business is not substantially dependent on the agreement because there are alternative sources available and the agreement is not otherwise material to the Company.

The Company further advises the Staff that it does not believe its manufacturing agreement with Intel is required to be filed under Item 601(b)(10) of Regulation S-K. Like the manufacturing agreement with Quanta Computer Incorporated, the manufacturing agreement with Intel will be entered into in the ordinary course of business, the Company’s business will not be substantially dependent on the agreement because there are alternative sources available and the agreement will not otherwise be material to the Company. Intel is a stockholder named in the Revised Registration Statement, and, accordingly, the manufacturing agreement with Intel must be filed unless it is immaterial in amount or significance. The Company evaluated the manufacturing agreement with Intel and determined that the agreement will be immaterial in amount and significance because it relates only to early stages of development of FMCW LiDAR and alternative third-party LiDAR can be sourced in its place.

The Company will file its agreement with STMicroelectronics as an exhibit in a future amendment to the Registration Statement.

We depend on a limited number of Tier 1 customers..., page 22

8.	For your largest Tier 1 customers that accounted for 35%, 19%, and 17% of your revenue in 2021, please identify the customers, summarize the material terms of your material agreements with these customers, and tell us what consideration you have given to filing any material agreements you have with these customers.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe the identity of its largest Tier 1 customers is material to an understanding of its business taken as a whole or necessary for investors to make an informed decision. The Company further advises the Staff that it has included a list of its Tier 1 customers on page 104 of the Revised Registration Statements and that specifically identifying the largest Tier 1 customers is not required by Regulation S-K, and the Company considers the identities of such customers together with the percentage of the Company’s revenue they account for to be highly confidential and commercially sensitive.

U.S. Securities and Exchange Commission

April 19, 2022

The Company advises the Staff that it has not entered into written agreements with such customers for the sale of the Company’s products but rather provides its products to such customers pursuant to standard purchase orders and customary terms and conditions. Additionally, such purchase orders and terms and conditions do not require our largest Tier 1 customers to purchase our solutions in any quantity or at a certain price. As a result, the Company has determined that such agreements are not material agreements under Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 57

9.	You disclose that you believe your non-GAAP measures may be helpful to investors because they allow for greater transparency with respect to key metrics used by management in operating your business. Please revise your disclosure to more fully explain how your non-GAAP measures allow for transparency and why that is useful to investors. Also, revise to identify and disclose the key metrics used by management, including those referenced in this disclosure. Refer to SEC Release No. 33-10751.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 to clarify the usefulness of the disclosed non-GAAP measures to investors and more fully explain how the disclosed non-GAAP measures allow for greater transparency with respect to key metrics used by management in operating its business.

10.	You state that you exclude amortization of your acquisition-related intangible assets as you believe such adjustment facilitates a useful evaluation of your current operating performance, a comparison to your past operating performance and provides investors with additional means to evaluate cost and expense trends. Please further revise to clarify that while you are excluding the amortization expense related to acquired intangible assets, your non-GAAP measures include revenue generated, in part, by such intangible assets. Also, revise to further explain why presenting non-GAAP measures of gross profit and margins excluding such costs is useful to investors.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 to more fully explain that it excludes amortization of its acquisition-related intangible assets, although revenue is generated, in part, by those intangible assets, as it believes such exclusion facilitates a useful evaluation of its current operating performance, a comparison to its past operating performance and provides investors with additional means to evaluate costs and expense trends.

U.S. Securities and Exchange Commission

April 19, 2022

Adjusted Net Income, page 59

11.	Please tell us, and revise to clearly explain, how you determine the income tax effects for your measure of adjusted net income. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has calculated, for its performance measure, the current and deferred income tax effects commensurate with its non-GAAP measure. The adjustment for income tax effects consists primarily of the deferred tax impact of the amortization of acquired intangible assets (which was part of the reconciliation of Net Loss to Adjusted Net Income). In calculating the tax impact, the Company applied the applicable statutory tax rate for each intangible asset amortization amount. The share based compensation expense adjustment did not have a material tax impact. The Company has revised the disclosure on page 67 to explain how it determines the income tax effects for the measure of adjusted net income.

Results of Operations, page 64

12.	Throughout your results of operations, you attribute a portion of the change in various operating expenses to increases in headcount. Please revise to quantify the comparative headcount information to support the fluctuations in the impacted expenses. Refer to Item 303(b) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 75 in order to quantify the comparative headcount information to support the fluctuation in the impacted expenses.

Critical Accounting Policies and Estimates
Goodwill, page 70

13.	Please tell us which reporting unit you performed a quantitative impairment test for during fiscal 2021 and the amount of goodwill allocated to such unit. Also, revise here to disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

U.S. Securities and Exchange Commission

April 19, 2022

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that for fiscal year 2021, the Company performed a quantitative impairment test on the Moovit reporting unit, which had $111 million of allocated goodwill as of December 25, 2021. The reporting unit is not at risk of failing the quantitative impairment test and the fair value of the reporting unit substantially exceeded its carrying amount. Accordingly, the Company has revised the disclosure on page 80.

Business
Our End-to-End ADAS and AV Solutions, page 82

14.	Please tell us, and revise to disclose if material, the percentage of revenue derived from each of your commercially deployed solutions. Refer to Item 101(c) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 71 to clarify that it currently derives substantially all of its revenue from its commercially deployed ADAS solutions. As noted in Note 12 to its Combined Financial Statements, Mobileye is the Company’s only reportable segment, and revenue from Moovit is not material and is presented within “Other.”

Regulation and Ratings, page 97

15.	You state that the patchwork of U.S. state restrictions on autonomous vehicles increases the legal complexity of deploying your solutions. If material, please discuss the short and long term plans you have made, if any, to navigate these restrictions and the extent to which failure to liberalize current regulations would have a significant impact on the demand for your solutions.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 to discuss the plans it has made to deal with the variations in U.S. state restrictions on autonomous vehicles. The Company believes that, except in any markets in which future regulations may prohibit autonomous vehicles (and the Company does not expect autonomous vehicles will be prohibited in any key markets in the future), it will be able to adapt its technology to local regulatory requirements in its key markets, including the United States, and does not expect a failure to liberalize current regulations to have a significant impact on the demand for its solutions.

U.S. Securities and Exchange Commission

April 19, 2022

Certain Relationships and Related Party Transactions, page 107

16.	Please disclose whether you have an agreement with Intel regarding the composition of your board of directors, aside from Intel's control of a majority of voting power. Also, discuss the material terms of the Stockholders Agreement between the company and Intel that you intend to file as an exhibit.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have an agreement with Intel regarding the composition of its board of directors, aside from Intel’s control of a majority of its voting power. Also, the Company advises the Staff that it does not intend to enter into a Stockholders Agreement with Intel at this time and has removed it from the Exhibit Index.

Combined Financial Statements
Note 2. Significant Accounting Policies
Concentration of credit risk, page F-16

17.	We note that three customers comprise 35%, 19% and 17% of your revenue. Please tell us whether you have similar concentrations present in your accounts receivable balance. If so, revise to include a discussion of concentration of credit risk separately for each customer pursuant to ASC 275-10-50-18(a).

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has similar concentrations of credit risk in its accounts receivable balance; however, such balances are short-term balances that the Company continues to collect on a regular basis. The Company does not believe there is a material difference in credit risk among these customers as they are similar in nature, industry and historical credit loss pattern.

While the Company does not believe it has any significant credit risk exposure related to these customers, it has revised the disclosure on pages F-16, F-17 and F-33 to disclose the customers that comprise the main receivable balances similar to its disclosure of revenue concentration.

U.S. Securities and Exchange Commission

April 19, 2022

General

18.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:	The Company respectfully acknowledges the Staff’s comment and is providing to the Staff on a supplemental basis copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained, or intends to retain, copies of those communications.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Mobileye Holdings Inc.

Anat Heller

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Sullivan & Cromwell LLP

John L. Savva